Filed by Daishi Hokuetsu Financial Group, Inc.

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Company: The Gunma Bank, Ltd. (File Number: 132- _____)

April 24, 2025

To whom it may concern:

Company Name	The Gunma Bank, Ltd.
Name of Representative	Akihiko Fukai, President and Representative Director
(Securities code: 8334; TSE Prime)
Company Name	Daishi Hokuetsu Financial Group, Inc.
Name of Representative	Michiro Ueguri, President and Representative Director
(Securities code: 7327; TSE Prime)

Memorandum of Understanding regarding Business Integration

Between The Gunma Bank, Ltd. and Daishi Hokuetsu Financial Group, Inc.

The Gunma Bank, Ltd. (President and Representative Director: Akihiko Fukai; “Gunma Bank”) and Daishi Hokuetsu Financial Group, Inc. (President and Representative Director: Michiro Ueguri; “Daishi Hokuetsu Financial Group”) (Gunma Bank and Daishi Hokuetsu Financial Group are hereinafter collectively referred to as the “Two Companies,” and including their respective group companies, the “Two Company Groups”) hereby announce that, today at meetings of their respective boards of directors , the Two Companies each resolved to reach a memorandum of understanding aimed at realizing a business integration based on a basic policy of mutual trust and an equal integration as described below (the “Business Integration”) and that the Two Companies have entered into a memorandum of understanding (the “Memorandum of Understanding”).

Details

1.	Background of the Business Integration

Gunma Bank is based mainly in Gunma Prefecture, while Daishi Hokuetsu Financial Group’s subsidiary Daishi Hokuetsu Bank, Ltd. (President and Director: Michiro Ueguri; “Daishi Hokuetsu Bank”) (Gunma Bank and Daishi Hokuetsu Bank are hereinafter collectively referred to as the “Two Banks”) is based mainly in Niigata Prefecture, and both Gunma Bank and Daishi Hokuetsu Bank have been performing financial and information intermediary functions in their respective regions. Further, in 2021, the Two Banks entered into a “Gunma-Daishi Hokuetsu Alliance” and have been working to contribute to their respective regions and sustainably increase corporate value while deepening cooperation.

In addition to being geographically adjacent to each other, Gunma Prefecture and Niigata Prefecture have well-developed transportation networks, including the Kan-Etsu Expressway and Joetsu Shinkansen bullet train lines, which provide easy access from the Tokyo metropolitan area, so there is a significant flow of people through both prefectures and a concentration of various industries. Furthermore, both prefectures are blessed with a natural environment through which some of Japan’s most well-known rivers flow, surrounded by mountains and offering a variety of seasonal scenery, which has enabled diverse agricultural, forestry, and fishery industries to develop, while the richly developed culinary culture of each region, along with World Heritage sites, such as the Tomioka Silk Mill and the gold mine on Sado Island, and some of Japan’s best hot spring resorts, are all attractive tourist resources that draw people to both prefectures.

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At the same time, a combination of factors, including the impact of a declining population, falling birthrates, and the aging population on economic activities and labor markets in regional areas, advances in digital technology, growing interest in sustainability, and diversifying values, are accelerating changes in the fabric of society, causing the needs of regional communities, and the issues they must address, to become increasingly diverse and complex. In the financial sector, a transition from the long-standing low interest rate environment to a “world with interest rates” is progressing, and the digitalization of services and operations due to advances in technology and the emergence of new financial services with the spread of cashless payments are making the competitive environment increasingly fierce in terms of customer acquisition and the improving convenience of services, both within the same industry and with differing industries. Furthermore, as Japanese companies within the sales territories of the Two Company Groups expand overseas and transactions with companies outside Japan increase, there is demand for expansion of consulting functions from a global perspective, including the provision of expertise on overseas business development.

Based on this understanding of the environment, the Two Companies have determined that in order to enhance the value provided to customers and regions and to contribute to customer development and regional development in the future, and in order to establish a strong management base and grow sustainably together with their respective regions even in a difficult business environment, the optimal path is to bring together the Two Company Groups’ respective strengths as the top banking groups in their respective regions and collaborate in order to fulfill the expectations of all stakeholders and realize the management philosophies and purposes of the Two Companies, and so the Two Company Groups reached a memorandum of understanding to proceed with discussions and deliberations toward the realization of the Business Integration.

2.	Philosophy and objectives of the Business Integration

The aim of the Business Integration is to facilitate the creation of a new financial group that constitutes one of the top regional banks, in terms of both the scale and quality of its management, by integrating the Two Companies, which already possess solid customer bases in their respective business areas and demonstrate strong profitability and solid financial foundations.

Based on a basic policy of mutual trust and an equal integration, the Two Companies will work to further contribute to their respective regions and continuously improve corporate value by consolidating their relationships of trust with customers and their understanding of their regions that they have cultivated in their respective business areas and by expanding and enhancing their consulting functions.

In addition, the Two Companies will build a sustainable business model for the future by maximizing the benefits of rationalization and efficiency through economies of scale and by providing added value to customers by leveraging their respective strengths.

Furthermore, the Two Companies will aim to become a valuable regional financial group that is able to fulfill customer, regional, and stakeholder expectations by developing a strong group management structure to maximize the potential of the Two Companies’ management resources and by steadily achieving sustainable growth and enhancing corporate value.

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3.	Synergistic effects anticipated from the Business Integration

The Two Companies will examine specific measures with a focus on the following synergies in order to achieve the objectives of the Business Integration as soon as possible and maximize the corporate value.

(1)	Increased contribution to customers and regions
-	By bringing together, and mutually utilizing, the respective strengths of the Two Company Groups, including expertise, information, and networks, the Two Companies aim to strengthen their ability to respond to increasingly diverse and complex needs and issues and to continue making a contribution to customers and their respective regions in the future.
-	In addition to utilizing various schemes, such as co-financing and joint arrangement of structured finance for client companies, to strengthen financial intermediary functions, the Two Companies will mutually cooperate and complement each other to provide high value-added services, such as the following: improved proposal-making capabilities, including in relation to business matching, business succession, and M&A, utilizing the Two Companies’ broad networks; start-up support; joint development and collaborative promotion of products and services; sophisticated consultation for asset management needs; and overseas business support utilizing overseas offices.
-	The Two Companies will also take on new business realms, such as fields that contribute to solving regional issues and fields where the provision of high added value can be anticipated through utilization of the Two Company Groups’ expertise and knowledge.

(2)	Aggressive investment and streamlining that leverage economies of scale
-	With respect to information systems, DX, and other priority areas, the Two Companies will deliberate aggressive investment to take advantage of economies of scale through the Business Integration, strive to expand customer channels and provide services of high quality and convenience, and seek to upgrade internal control systems, including risk management.
-	Gunma Bank is considering a plan whereby it would migrate to the TSUBASA core system currently used by five regional banks including Daishi Hokuetsu Bank when Gunma Bank’s core system will be upgraded after January 2029 onward, and streamlined operations and management will also be pursued through the standardization and consolidation of administrative procedures at Two Company Groups, shared use of stores and other facilities, integration and streamlining of head office organizational functions, and optimization of group structures.

(3)	Utilization and enhancement of human capital
-	In anticipation of a future where needs for expertise will increase and the range of expertise will broaden as the scale and scope of the integrated group’s business expands, the Two Company Groups will work to improve the value provided across the Two Company Group by developing a system that maximizes the skills and expertise of the Two Companies’ abundant human resources.
-	At the same time, the Two Companies will aim to form a corporate group that is appealing to workers, and where a diverse array of personnel is able to grow through a broad range of careers without being bound by corporate boundaries, by assigning the right people to the right positions and promoting autonomous career development.

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4.	Form of integration

The Business Integration will be based on a holding company structure, and from the viewpoint of accelerating the process of business integration, it is planned that commonly used methods will be adopted and that Daishi Hokuetsu Financial Group, which already employs a holding company structure, will be utilized as the holding company of the new financial group.

Specifically, it is planned that Gunma Bank will, on or around April 1, 2027, conduct a share exchange with the Integrated Holding Company (defined below) and execute a business integration after the trade name of Daishi Hokuetsu Financial Group has been changed (the specific trade name is scheduled to be determined in a definitive agreement regarding the Business Integration (the “Definitive Agreement”; the holding company after the change in trade name is hereinafter referred to as the “Integrated Holding Company”), on the condition that approval of the necessary matters for the Business Integration is obtained at the Two Companies’ respective shareholders meetings and that permission and approvals for execution of the Business Integration is obtained from the relevant authorities. Since Gunma Bank will become a wholly-owned subsidiary of the Integrated Holding Company, together with Daishi Hokuetsu bank, through the share exchange, the shares of Gunma Bank will be delisted from the Tokyo Stock Exchange prior to the effective date of the share exchange. It is also planned that the location of the head office of the Integrated Holding Company at the time of the Business Integration will be determined in the Definitive Agreement upon consultation between the Two Companies. The locations of the respective head offices of Gunma Bank and Daishi Hokuetsu Bank, which will become subsidiaries, will not change. It is anticipated that the initial organizational structure adopted will be that of a company with an audit and supervisory committee, and it is planned that the details of this arrangement will be determined in the Definitive Agreement upon consultation between the Two Companies.

The form of the Business Integration may be changed in the future through ongoing consultations and deliberations between the Two Companies.

Immediately before the Business Integration After the Business Integration Gunma Bank Share holders Share exchange Daishi Hokuetsu FG Shareholders Daishi Hokuetsu Bank Former Gunma Bank & Daishi Hokuetsu FG Shareholders Integrated Holding Company (Trade name of Daishi Hokuetsu FG will change)

(Note) Daishi Hokuetsu Financial Group is rendered as “Daishi Hokuetsu FG” in the chart above.

5.	Share exchange ratio

The share exchange ratio will be announced as soon as it is decided, based on, among other factors, the results of due diligence to be conducted in the future and the results of the calculation of the share exchange ratio by the third-party appraisers appointed by the Two Companies, respectively, using methods deemed appropriate by those third-party appraisers.

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6.	Establishment of an integration preparatory committee

In order to facilitate execution of the Business Integration, the Two Companies will establish an integration preparatory committee to hold focused discussions regarding the Business Integration.

7.	Upcoming schedule
Apr. 24, 2025	(Date of this announcement)	Execution of the Memorandum of Understanding
Mar. 2026	(Scheduled)	Execution of the Definitive Agreement
Dec. 2026	(Scheduled)	Extraordinary general shareholders meetings held by the Two Companies
Apr. 1, 2027	(Scheduled)	Effective date of share exchange

(Note)	The details above constitute the current plan and are subject to change depending on future discussions between the Two Companies. In addition, execution of the Business Integration is subject to obtainment of the authorization or approvals from the relevant authorities (including the filing of a Form F-4 registration statement with the U.S. Securities and Exchange Commission (the “SEC”) and having the registration statement be declared effective), and if any event occurs that delays the schedule of the Business Integration due to the status of obtainment of such authorization or approvals and the like, then an announcement will be promptly made to that effect.

8.	Overview of the Two Companies
(1)	Corporate profiles (as of December 31, 2024)
Name	Gunma Bank	Daishi Hokuetsu Financial Group
Location	194 Motosojamachi, Maebashi-shi, Gunma	1071-1 Higashiborimae-dori 7-bancho, Chuo-ku, Niigata-shi, Niigata
Representative’s name and title	Akihiko Fukai, President and Representative Director	Michiro Ueguri, President and Representative Director
Business details	Banking	Management and operation of banks and other companies that Daishi Hokuetsu Financial Group may have as subsidiaries under the Banking Act and any and all businesses incidental or related thereto
Stated capital	48.6 billion yen	30 billion yen

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Date of establishment	September 12, 1932		October 1, 2018 (Date of Establishment of Daishi Hokuetsu Bank November 2, 1873)
Number of issued shares	415,888,177 shares		91,885,956 shares
Market capitalization	470,913 million yen		275,231 million yen
Fiscal year end	March 31		March 31
Total assets (consolidated)	10,611.9 billion yen		10,830.1 billion yen
Net assets (consolidated)	567.2 billion yen		492.9 billion yen
Deposits (non-consolidated)	8,630.6 billion yen		8,604.2 billion yen (Daishi Hokuetsu Bank non-consolidated)
Loan balance (non-consolidated)	6,790.4 billion yen		5,541.1 billion yen (Daishi Hokuetsu Bank non-consolidated)
No. of employees (consolidated)	2,927 people		3,504 people
No. of locations (including branch offices)	159 domestic branches (106 locations), 1 overseas branch and 3 overseas branch offices		203 domestic branches (139 locations) and 1 overseas branch office
Major shareholders & shareholding percentages	The Master Trust bank of Japan, Ltd. (trust account)	13.83%	The Master Trust Bank of Japan, Ltd. (trust account)	9.14%
	Custody Bank of Japan, Ltd. (trust account)	6.71%	Custody Bank of Japan, Ltd. (trust account)	7.32%
	Sumitomo Life Insurance Company	2.76%	Meiji Yasuda Life Insurance Company	3.64%
	Gunma Bank Employees’ Shareholding Association	2.70%	Daishi Hokuetsu FG Employee Shareholding Association	2.80%
	Meiji Yasuda Life Insurance Company	2.44%	Nippon Life Insurance Company	2.59%
	Toyo Seikan Group Holdings, Ltd.	1.90%	Daido Life Insurance Company	1.58%

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Major shareholders & shareholding percentages	Nippon Life Insurance Company	1.68%	Sompo Japan Insurance Inc.	1.38%
	DFA Intl Small Cap Value Portfolio (Standing proxy: Citibank, N.A., Tokyo Branch)	1.38%	The Nomura Trust and Banking Co., Ltd. (trust account for Daishi Hokuetsu FG Employee Shareholding Association)	1.37%
	Government of Norway (Standing proxy: Citibank, N.A., Tokyo Branch)	1.27%	JP Morgan Chase Bank 385781 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	1.33%
	JP Morgan Chase Bank 385781 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	1.27%	State Street Bank And Trust Company 505223 (Standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	1.16%
(Note)	The closing share price used to calculate market capitalization is the price as of March 31, 2025. The number of issued shares after deduction of treasury shares is based on (a) the total number of issued shares at the end of the period (415,888,177 shares) and the number of treasury shares at the end of the period (33,498,021 shares) as stated in the “Consolidated Financial Results for the Nine Months Ended December 31, 2024 (Under Japanese GAAP)” submitted on February 4, 2025 for Gunma Bank and (b) the number of issued and outstanding shares at the end of fiscal year (91,885,956 shares) and number of treasury stock at the end of fiscal year (4,649,376 shares) as stated in the “Consolidated Financial Results for the Nine Months Ended December 31, 2024” submitted on January 31, 2025.
(Note)	The number of branches (locations) of Daishi Hokuetsu Financial Group is the number of branches (locations) of Daishi Hokuetsu Bank.

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(2)	Outline of business performance for the past three years (unit: billions of yen)
	Gunma Bank			Daishi Hokuetsu Financial Group
Fiscal year	Year ended Mar. 2022	Year ended Mar. 2023	Year ended Mar. 2024	Year ended Mar. 2022	Year ended Mar. 2023	Year ended Mar. 2024
Consolidated net assets	529.2	515.8	573.0	433.5	415.4	499.3
Consolidated total assets	11,148.5	10,662.3	10,818.2	10,670.3	10,517.9	11,137.8
Consolidated net assets per share (yen)	1,288.78	1,268.77	1,460.16	9,436.72	9,245.50	11,401.36
Consolidated capital adequacy ratio (%)	12.40	13.82	14.86	10.51	10.23	10.03
Consolidated ordinary revenue	150.1	176.5	200.3	135.7	148.7	182.0
Consolidated ordinary income	39.1	38.3	43.7	23.5	25.0	30.8
Current net income attributable to parent company shareholders	26.4	27.9	31.1	15.1	17.7	21.2
Consolidated current net income per share (yen)	63.33	68.19	78.43	332.40	391.79	474.71
ROE (%)	4.9	5.3	5.7	3.5	4.2	4.6
Dividend per share (yen)	14.00	18.00	22.00	120.00	120.00	145.00
(Note)	Gunma Bank and Daishi Hokuetsu Financial Group have calculated their consolidated capital adequacy ratios in accordance with uniform international standards and domestic standards, respectively. The consolidated total capital adequacy ratio is stated for Gunma Bank.
(Note)	Each of the indicators per share is a figure calculated based on the number of shares issued by each company as of the end of each fiscal year.

9.	Others

In the event the Business Integration is carried out, the shareholders of Gunma Bank will be issued shares of the Integrated Holding Company. In accordance with the U.S. Securities Act of 1933, it is planned that Daishi Hokuetsu Financial Group will file a Form F-4 registration statement with the SEC regarding the Business Integration. U.S. shareholders of Gunma Bank should in particular refer to the details provided at the end of this press release.

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10.	Future outlook

The performance forecast for the Integrated Holding Company and other matters are to be formulated in the future and will be announced as soon as they are finalized. The impact of the Business Integration on the consolidated business performance of each of the Two Companies for the fiscal year ending in March 2026 is currently expected to be minimal. If any event occurs in the future that requires a change in any performance prediction, then an announcement will be promptly made.

End

Contact details for inquiries regarding the Business Integration

The Gunma Bank, Ltd.

Corporate Planning Dept. (Contact person: Otani) Ph: +81-27-252-1111

Daishi Hokuetsu Financial Group, Inc.

Corporate Planning Division (Contact person: Mishima) Ph: +81-25-224-7111

Regarding the U.S. Securities Act

If the Business Integration is executed, it is planned that Daishi Hokuetsu Financial Group will file a Form F-4 registration statement with the SEC in connection with the Business Integration. If a Form F-4 is filed, the Form F-4 will include a prospectus and other documents. If a Form F-4 is filed and becomes effective, the prospectus filed as part of the Form F-4 will be sent to U.S. shareholders of Gunma Bank before the date of the shareholders meeting at which voting rights will be exercised to approve the proposed Business Integration. The Form F-4 and prospectus will, if the Form F-4 is filed, contain material information, including information about the Two Companies, the Business Integration, and other related information. U.S. shareholders to whom the prospectus is distributed are requested to carefully read the Form F-4, prospectus, and other documents that are planned to be filed with the SEC in connection with the Business Integration before exercising voting rights in relation to the Business Integration at the Gunma Bank’s shareholders meeting. All documents filed with the SEC in connection with the Business Integration will be made available, free of charge, on the SEC’s website (www.sec.gov) after they have been filed. These documents will be provided free of charge upon request. Requests for delivery may be made using the contact information below.

Company name: Daishi Hokuetsu Financial Group

Address: 1071-1 Higashiborimae-dori 7-bancho, Chuo-ku, Niigata-shi, Niigata

Phone: +81-25-224-7111

Cautionary Statement Concerning Forward-Looking Statements

This document contains forward-looking statements regarding a business integration between Gunma Bank and Daishi Hokuetsu Financial Group and its outcome. These forward-looking statements are presented using the words “anticipates,” “aims,” “will,” “risk,” “might,” and other similar expressions or by descriptions regarding strategies, goals, plans, intentions, or the like. A number of factors might cause the Two Companies’ actual respective business performances to differ materially from the forward-looking statements contained herein.

The Two Companies do not bear any obligation to update and publicly announce any forward-looking statements after the date of this document. Investors are requested to refer to any further disclosures made by the Two Companies (or the post-integration group) in public announcements in Japan and SEC filings.

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Examples of risks, uncertainties, and other factors indicated above include, but are not limited to, those set out below.

- Inability of the Two Companies to reach agreement regarding terms and conditions for the Business Integration

- Failure to obtain the necessary shareholder meeting approval for the Business Integration

- Failure to obtain the necessary permits and approvals for the Business Integration, or failure to fulfill other terms and conditions for the execution of the Business Integration

- Impact of changes in laws, accounting standards, or the business environment applicable to the Two Companies

- Challenges in implementing the business strategies of the Two Companies

- Impact of changes in general economic or industry conditions, including financial market instability

- Other risks related to the execution of the Business Integration

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0 April 24 , 2025 Memorandum of Understanding regarding Business Integration AOS0

1 Table of C ontents History of the Gunma - Dai shi Hokuetsu Alliance Background of the Business I ntegration P hilosophy , Purpose and Overview of the Business I ntegration I II Appe ndix ・・・ 2 ・・・ 5 ・・・ 13 Details https://www.dhfg.co.jp Details https://www.gunmabank.co.jp ※Gunma Bank, Daishi Hokuetsu Bank, and Daishi Hokuetsu Financial Group are collectively referred to as “G&DH Group” ※Gunma Bank and Daishi Hokuetsu Financial Group are collectively referred to as” the two companies“ Integrated Report Integrated Report

2 Background of the Business Integration I

3 Changes in the Business Environment Accelerated changes in the business environment x Responding to COVID - 19 x Depopulation due to declining birth rates and aging population x Prolonged super low interest rates x Accelerated DX x Intensifying competition with other industries x Pursuit for sustainability etc. Changes in the business environment At the time of launch of the Alliance in December 2021  Changes in the fabric of society are accelerated by various overlapping factors  The needs of regional communities, and the issues that need to be addressed are becoming increasingly diverse and complex  The competitive environment for acquiring customers and improving convenience of services is intensifying Accelerated change in the environment  The growing interest in the progress of depopulation and DX and sustainability, coupled with the ongoing transition to a “world with interest rates” in the financial sector, has led to the emergence of new financial services including entries from other industry sectors. The expected role of regional financial institutions is expanding while the business environment is constantly changing, resulting in intensifying competition and enhanced business opportunities.  G&DH Group recognizes that its mission as regional banks is to work together for regional revitalization aimed at sustainable growth of Gunma and Niigata prefectures and continuously contribute to the local community. Impact of depopulation on economic activities Advances in digital technology Growing interest in sustainability Diversifying values expansion of consulting functions from a global perspective etc. Transition to a “world with interest rates” Digitization of services and operations Emergence of new financial services

4 Realizing G&DH Group's Management philosophies and objectives  Based on such understanding of the changing environment, Gunma Bank and Daishi Hokuetsu Financial Group, which are the top two banks in the region, believe that working together by bringing together each other’s strengths is the best approach to me et the expectations of all stakeholders and realize G&DH Group’s management philosophy and purpose. Therefore, the two companies have entered into a memorandum of understanding to proceed with discussions toward a business integration (the “Business Integration”). The top two regional banks working together by bringing together each other’s strengths Accelerated and multifaceted changes in the environment with increased complexity and uncertainty Enhance the value provided to the local communities and customers and continue to contribute to their development over the future Further contribute to the local community Establish a strong business foundation even in a challenging business environment and continue to grow sustainably together with the local community Sustainably enhance the corporate value Background of the Business Integration

5 Philosophy, objectives and Overview of the Business Integration II

6 Philosophy and objectives of the Business Integration Mutual Trust/ Equal Integration Fundamental Principles of the Business Integration Philosophy and objectives of the Business Integration  The Business Integration combines the two companies that already have a solid customer base in their respective operating territories, with robust profitability and a strong financial foundation, and aims to enhance scale and quality of management to create a new financial group that ranks among the top regional banks.  Based on the fundamental principles of mutual trust and Equal Integration, the two companies will continue to contribute to the growth and development of the local communities and customers, while steadily achieving sustainable growth and enhancing corporate value. Its goal is to become a valuable regional financial group that meets the expectations of customers, communit ies , and shareholders. Expand and upgrade consulting services to contribute to local communities and customers Aim to become leading regional banks in terms of both the scale and quality of its management Two companies will share and leverage each other’s strengths through the Business Integration based on their solid customer base, strong profitability, and solid financial foundation Maximize economies of scale to establish a sustainable business model Establish a robust group management structure to realize the full potential of their management resources

7 Overview of the New Financial Group New Financial Group will be one of the top regional banks in asset size Niigata, Niigata Head Office November 1873 Establishment 10,830.1 billion yen Total A ssets ( C onsolidated) 8,604.2 billion yen Deposits 5,541.1 billion yen Loans 1,558.8 billion yen Assets under Custody (Consolidated) 28 billion yen Net I ncome ( C onsolidated) 275.2 billion yen Market C apitalization 3,504 Employees (Consolidated) Japan: 139 Ov erseas : 1 Banking locations F inancial sector : Bank, securities, lease, credit card , credit guarantee, f und management N on - financial sector : Consulting / research, s ystem develoment , recruit ing agency , regional trading Group C ompanies Maebashi, Gunma Head O ffice November 1932 Establishment 10,611 . 9 billion yen Total A ssets ( C onsolidated) 8,630.6 billion y en Deposits 6,790.4 billion yen Loans 1,254.4 billion yen Assets under Custody (Consolidated) 40 billion yen Net I ncome ( C onsolidated) 470.9 billion yen Market C apitalization 3,062 Employees (Consolidated) Japan: 1 06 Overseas: 4 Banking locations F inancial sector: Bank, securities, lease, credit card, credit guarantee, f und management N on - financial sector: Consulting/regional trading , system development, t ransportation & m aintenance Group C ompanies New Financial Group (Simple sum ) Total assets, deposits, loans and assets under custody: As of December 31,2024; Net income: FYE March 2025 earnings forecast; Ma rket capitalization: As of March 31, 2025; Employees, banking locations, group companies: As of March 31, 2025; Market share in prefecture: (Source) Finance Journal "Fi nan ce Map 2025" (March 31, 2024) 21,442 billion yen Total Assets (Consolidated) 17,234.8 billion yen Deposits 12,331.5 billion yen Loans 2,813.2 billion yen Assets under Custody (Consolidated) 68 billion yen Net I ncome (consolidated) 746.1 billion yen Market C apitalization 6,566 Employees (Consolidated) Japan: 245 Overseas:5 Banking locations 11 businesses Group companies (Business domains) 38% Share of deposits 34% S hare of loans 43% Share of deposits 51% S hare of loans Market Share with in Gun ma Prefecture Market Share with in Niigata Prefecture O ne of the top regional banks in asset size  The asset size of the n ew financial group to be established will be among the largest of r egional banks. The g roup will contribute to the local communities while pursuing economies of scale and efficiency at the same time .

8 Synergy effects anticipated from the Business I ntegration (synergistic effects) U tilization and enhancement of human capital  The two companies will collaborate by bringing together their common strengths and respective strengths, leveraging economies of scale and the advantages of a vast network and information sharing, with the aim of maximizing top - line synergy Aggressive investment and streamlining that leverage economies of scale Increased contribution to customers and regions Maximization of Top - line Synergy Outstanding Strength One of the top regional banks in ROE One of the top regional banks in non - interest income C ommon S trengths Solid Customer Base Local Information and Network Solid Financial Foundation O utstanding Strength 【 High capital efficiency 】 【 High solution capability 】 Control of risk and expenses (RORA management, low OHR) Product strength and group collaboration capability (M&A, foreign exchange derivatives, etc.)

9 Expected Synergies of the Business Integration  The two companies will consider specific measures aimed at expeditiously achieving the purpose of the Business Integration and maximizing the corporate value, with a focus on realizing synergies.  Enhance the ability to respond to increasingly diverse and complex needs and challenges and provide high value - added services through the mutual use of know - how, information, and networks Increased contribution to customers and regions etc. x Strengthen the financial intermediary function (such as expanding risk - taking capabilities, jointly arranging syndicate loans and structured finance) x Enhance proposal capabilities for business matching, business succession, M&A, etc., utilizing a wide - area network; provide start - up support x Jointly develop and promote products and services x Provide advanced consulting for asset management needs x Support overseas businesses through overseas offices x Explore new business domains Utilization and enhancement of human capital e tc.  Improve the value provided across G&DH Group by developing a system that maximizes the skills and expertise of the Two Companies’ abundant human resources  Aim to form a corporate group that is appealing to workers, and where a diverse array of personnel are able to grow through a broad range of careers without being bound by corporate boundaries, by assigning the right people to the right positions and promoting autonomous career development Aggressive investment and streamlining that leverage economies of scale e tc.  Deliberate aggressive investment that leverage the economies of scale in information systems, DX and other priority areas x Expand customer channels and provide high - quality and convenient services  Streamlined operations and management x Standardize and centralize administrative procedures x Jointly use office space and facilities x Consolidate and streamline HQ operations x Optimize the group structure ※ Gunma Bank is considering a transition to the TSUBASA core banking system currently used by Daishi Hokuetsu Bank upon renewal of its core banking system scheduled after January 2029 . This system is used by 5 banks, including Daishi Hokuetsu Bank.

10 Form of Integration  The Business Integration will take the form of a holding company via a commonly used approach. To accelerate the process of business integration, the holding company structure of Daishi Hokuetsu Financial Group will be utilized as the holding compan y f or the new financial group.  To implement the Business Integration, Gunma Bank will conduct a share exchange with the Integrated Holding Company. The trade name of the holding company of the new financial group will be set forth in the definitive agreement for the Business Integration. Share exchange Integrated Holding Company *Trade name of Daishi Hokuetsu Financial Group will change After the Business Integration Before the B usiness I ntegration Shareholders Shareholders Former shareholders of two companies ∗ A merger of Gunma Bank and Daishi Hokuetsu Bank is not planned. Both banks will continue to operate as a subsidiary of the holding company. x In order to realize the n ew f inancial g roup ‘ s management philosophy and vision and enhance corporate value, the i ntegrated h olding c ompany will serve as the command center of the group, responsible for planning, risk management , and other functions, and lead the formulation of the g roup's management policies and strategies, as well as the group collaboration efforts to maximize the effects of the integration. (Trade name will change)

11 Outline of Holding Company Overview Key Item  The name of the integrated holding company at the time of the Business Integration will be specified in the definitive agreement for the Business Integration upon consultation between the two companies. Trade Name  The location of the head office of the integrated holding company at the time of the Business Integration will be specified in the definitive agreement for the Business Integration upon consultation between the two companies.  The location of the head offices of Gunma Bank and Daishi Hokuetsu Bank, both of which will be subsidiaries, will remain unchanged. Head Office  Company with an Audit and Supervisory Committee Form of Corporate Governance  The ratio will be determined based on the due diligence results and the share exchange ratio calculated by third - party valuation firms retained by each company, using methods deemed appropriate by such valuation firms. The share exchange ratio will be announced once determined. Share Exchange Ratio  To facilitate the process of the Business Integration, the two companies will set up a preparatory committee for the integration that will focus on discussions for the Business Integration. AOS0

12 Timeline Event Planned Date Signing of Memorandum of Understanding April 24, 2025 (Today) Signing of a definitive agreement March 2026 (tentative) Extraordinary shareholders' meetings of two companies December 2026 (tentative) Effective date of share exchange April 1, 2027 (tentative)  The following dates are tentative and subject to change based on future discussions between the two companies.  In addition, since the Business Integration is contingent upon obtaining necessary regulatory approvals (including the filing of a Form F - 4 registration statement with the U.S. Securities and Exchange Commission and having it be declared effective ), the process may be delayed depending on the approval status. Any such delays will be promptly made public. AOS0 AOS1 AOS2

13 History of the Gunma - Daishi Hokuetsu Alliance Appendix

14 Third Anniversary of the Gunma - Daishi Hokuetsu Alliance Location of head office Store location October 2015: Launched by Chiba Bank, Daishi Hokuetsu Bank and Chugoku Bank December 2020: Joined by Gunma Bank  Gunma Bank and Daishi Hokuetsu Bank have strengthened ties as participating banks in the TSUBASA Alliance, a wide - area collaborative effort among regional banks.  In addition, the two banks entered into the Gunma - Daishi Hokuetsu Alliance in December 2021, to further strengthen its partnership. It is a new framework for collaboration that leverages the geographical proximity of their business areas. The alliance celebrated its third anniversary last December . Top Bank of Niigata Prefecture Top Bank of Gunma Prefecture Total assets: over 10 trillion yen Total assets: over 10 trillion yen *Total assets of FYE Dec 2024, consolidated basis TSUBASA Alliance One of the largest wide - area collaboration among regional banks 10 participating banks Total assets : 99 trillion yen Collaboration between the two banks leverages the geographical proximity of their business areas Launched in December 2021 3 years (Bank of the Ryukyus)

# Initiatives of the Gunma-Daishi Hokuetsu Alliance

G&DH ALLIANCE

- To pursue the alliance's purpose of "to further contribute to the local community" and "to sustainably enhance the corporate value," Gunma Bank and Daishi Hokuetsu Bank have worked on initiatives aimed at the sustainable growth of Gunma and Niigata prefectures and deepened its partnership in various areas.



*Alliance signing ceremony (December 2021)

**Purpose of the Gunma-Daishi Hokuetsu Alliance**

Increased contribution to regions ✖ To continuously improve corporate value

- Key areas of collaboration -

## Regional revitalization and tourism promotion

- SDGs Private Placement Bonds
  "Green & Food Support Private Placement Bonds"
  - Part of the fees received from issuers is used to donate food and money to Niigata and Gunma prefectures
  → Cumulative amount of donations to Niigata/Gunma: about 30 million yen



グリーン&フードサポート私募債

3 consecutive years

(SDGs & Private Placement of Bonds)

- Regional Revitalization Training
  - A joint training session was held to propose initiatives to local governments of Niigata/Gunma for revitalizing the local communities
- Collaboration through local trading companies

ぐんぎんコンサルティング (Gungin Consulting)
✖
BRIDGE NIIGATA



Event selling local specialties of Niigata in Gunma ▶

## Solutions for corporate and individual customers

**Corporate**

- Syndicate loan
- Sustainable finance
- Business succession/M&A
- Working and partnering with funds

ぐんま地域共創パートナーズ
GRASP Gunma Regional Advanced Solution Partners
✖
第四北越キャピタルパートナーズ
(The Daishi Hokuetsu Capital Partners)

**Individuals**

- Joint marketing campaign to sell investment trusts
- Holding joint asset formation seminars

ぐんぎん証券
(Gungin Securities)
✖
第四北越証券
(The Daishi Hokuetsu Securities)



投資信託を購入して
群馬の特産品を味わおう!
キャンペーン
プレゼント!! 500

## Personnel development

- Joint training sessions by business level/function



▲ Joint training session of second year employees (held at Ikaho Onsen, Gunma)

- Mutual dispatch of trainees
  - Sending trainees from Gunma Bank to Daishi Hokuetsu Bank's corporate solutions team
  - Sending trainees from Daishi Hokuetsu Bank to Gunma Bank's overseas office
- Cross-industry networking event for female career development
  - Participated by Gunma Bank and Daishi Hokuetsu Bank and their clients

Event ▶



## Facility sharing

- Shared use of banking outlets
  - Relocating Daishi Hokuetsu Bank's branch to the site within Gunma Bank's branch
  → Daishi Hokuetsu Bank's Takasaki Branch was relocated to Gunma Bank's Takasakitamachi Branch in Mar 2023
  → Daishi Hokuetsu Bank's Ikebukuro Branch was relocated to Gunma Bank's Ikebukuro Building in Mar 2024

Shared outlet in Takasaki ▶



- Mutual use of ATMs
  - Accountholders of both banks can use their ATMs at no charge on weekdays during the day from Jan 2023
- Shared use of employee dormitories
  - Vacant employee housings are shared between the two banks for efficient use

15

# Initiatives of the Gunma-Daishi Hokuetsu Alliance

G&DH ALLIANCE

- To maximize synergies, the banks have been actively engaged in collaborative efforts, including flexibly setting up working groups.
- As a result, the banks have realized synergies beyond initial expectations, such as achieving the initial target of the two banks combined synergy effect of "8 billion yen over 5 years," which was planned at the time of entering into the Alliance, in only 3 years

## Synergy effects of collaborative efforts under the Gunma-Daishi Hokuetsu Alliance (two banks combined)


(billion yen)
Exceeded 10 billion yen
11.7
8
5.7
1.5
The Alliance was launched in Dec 2021
Initial target of 8 billion yen over 5 years from launch of the Alliance was achieved ahead of schedule
+10.2 billion yen since the launch of the Alliance
FYE12/2020~ FY2021*
FY2022
FY2023
FY2024

* Synergy effect from FY2020/12, when Gunma Bank participated in the TSUBASA Alliance, to the end of FY2021

## Partnerships

GUNMA DAISHI HOKUETSU ALLIANCE

Gunma Bank × DAISHI HOKUETSU BANK

**The banks set up working groups (WG) quickly and flexibly to design and execute collaborative initiatives to pursue synergies**

- Regional Revitalization and Tourism Promotion WG
- Corporate Solution WG
- Asset Management and Securities Subsidiary WG
- Personnel Development WG
- Shared Outlet WG
- Planning Coordination WG

etc.

16

17 Regarding the U . S . Securities Act If the Business Integration is executed, it is planned that Daishi Hokuetsu Financial Group will file a Form F - 4 registration statement with the SEC in connection with the Business Integration . If a Form F - 4 is filed, the Form F - 4 will include a prospectus and other documents . If a Form F - 4 is filed and becomes effective, the prospectus filed as part of the Form F - 4 will be sent to U . S . shareholders of Gunma Bank before the date of the shareholders meeting at which voting rights will be exercised to approve the proposed Business Integration . The Form F - 4 and prospectus will, if the Form F - 4 is filed, contain material information, including information about the Two Companies, the Business Integration, and other related information . U . S . shareholders to whom the prospectus is distributed are requested to carefully read the Form F - 4 , prospectus, and other documents that are planned to be filed with the SEC in connection with the Business Integration before exercising voting rights in relation to the Business Integration at the Gunma Bank’s shareholders meeting . All documents filed with the SEC in connection with the Business Integration will be made available, free of charge, on the SEC’s website (www . sec . gov) after they have been filed . These documents will be provided free of charge upon request . Requests for delivery may be made using the contact information below . Company name : Daishi Hokuetsu Financial Group Address : 1071 - 1 Higashiborimae - dori 7 - bancho, Chuo - ku , Niigata - shi , Niigata Phone : + 81 - 25 - 224 - 7111 Cautionary Statement Concerning Forward - Looking Statements This document contains forward - looking statements regarding a business integration between Gunma Bank and Daishi Hokuetsu Financial Group and its outcome . These forward - looking statements are presented using the words “anticipates,” “aims,” “will,” “risk,” “might,” and other similar expressions or by descriptions regarding strategies, goals, plans, intentions, or the like . A number of factors might cause the Two Companies’ actual respective business performances to differ materially from the forward - looking statements contained herein . The Two Companies do not bear any obligation to update and publicly announce any forward - looking statements after the date of this document . Investors are requested to refer to any further disclosures made by the Two Companies (or the post - integration group) in public announcements in Japan and SEC filings . Examples of risks, uncertainties, and other factors indicated above include, but are not limited to, those set out below . - Inability of the Two Companies to reach agreement regarding terms and conditions for the Business Integration - Failure to obtain the necessary shareholder meeting approval for the Business Integration - Failure to obtain the necessary permits and approvals for the Business Integration, or failure to fulfill other terms and conditions for the execution of the Business Integration - Impact of changes in laws, accounting standards, or the business environment applicable to the Two Companies - Challenges in implementing the business strategies of the Two Companies - Impact of changes in general economic or industry conditions, including financial market instability - Other risks related to the execution of the Business Integration AOS0 AOS1

18  This document contains forward - looking statements. Such statements do not guarantee future performance and are subject to risks and uncertainties. Please note that future performance may differ from targets due to changes in the business environment and oth er factors.  The form of the Business Integration is subject to change based on ongoing and future discussions and considerations between the two companies. Contact Information Corporate Planning Division TEL 025-224-7111 Corporate Planning Department TEL 027 - 252 - 1111